

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 27, 2017

<u>Via E-Mail</u>
Jay Sugarman
Safety, Income and Growth, Inc.
Chief Executive Officer
1114 Avenue of the Americas
New York, New York 10036

> **Re: Safety, Income and Growth, Inc.**
> **Registration Statement on Form S-11**
> **Filed April 10, 2017**
> **File No. 333-217224**

Dear Mr. Sugarman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Index to Financial Statements</u>

<u>Unaudited Pro Forma Financial Statements</u>

1. Given the changes to the structure of your formation and the fact that SIGI will be the surviving corporation of the merger, please tell us how you evaluated and determined that financial statements of SIGI are not required to be included within your registration statement.   Your response should outline the current capitalization structure of SIGI to date and your basis in GAAP for determining that financial statements of SIGI are not required.

2. We note that your acquisition will now be accounted for as a business combination.   Please provide us a robust accounting analysis of the changes to the structure of your formation transaction and the basis in GAAP that supports your

accounting treatment.   Your analysis should highlight the chronological timing of each transaction and the transaction details that have changed to cause the accounting treatment to shift from accounting for the assets at iStar's historical cost basis to fair value.   In addition, please discuss in-depth the evolving changes in iStar's involvement before and after the completion of the formation transaction and how that impacted the accounting treatment of the formation transaction.

3. Please describe in detail any impact the fair value treatment of the formation transaction will have on the previously recognized lease incentive asset.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Kathleen L. Werner, Esq. (Via E-Mail)
        Clifford Chance US LLP